legal & compliance, llc

laura aNTHONy, esq. LAZARUS ROTHSTEIN, ESQ. CHAD FRIEND, ESQ., LLM SCOTT BUSCEMI, ESQ.	www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM
OF COUNSEL: JOHN CACOMANOLIS, ESQ. CRAIG D. LINDER, ESQ. PETER P. LINDLEY, ESQ., CPA, MBA STUART REED, ESQ. MARC S. WOOLF, ESQ.	E-MAIL: LROTHSTEIN@LEGALANDCOMPLIANCE.COM

March 3, 2016

VIA ELECTRONIC EDGAR FILING

John Reynolds

Assistant Director, Office of Beverages, Apparel and Mining

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Star Mountain Resources, Inc.
Form 14C
Filed January 25, 2016
File No. 000-54405

Dear Mr. Reynolds:

We have electronically filed herewith on behalf of Star Mountain Resources, Inc. (the “Company”) Amendment No. 1 to the above-referenced Information Statement on Sch. 14C (“Amendment No. 1”). Amendment No. 1 is marked with  tags to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joseph Marchal dated February 18, 2016.

We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

General

1. It appears your Amended and Restated Bylaws include a fee-shifting provision in Article VII, Sec. 10, and your Amended and Restated Articles of Incorporation include a similar fee-shifting provision in Article IV, Sec. 7. Please revise your proxy statement to discuss the fee-shifting provisions. In this regard, please address the types of actions subject to fee-shifting, including whether you intend to apply it to claims under the federal securities laws; the level of recovery required by the plaintiff to avoid payment; who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses); and who would be allowed to recover (e.g., company, directors, officers, affiliates).

Response: The Company has revised its disclosure in Amendment No. 1 to include the requested disclosure.

2. We also note the waiver of the right to trial by jury in Article IV, Sec. 7 of the Amended and Restated Articles of Incorporation. Please revise the proxy to address the impact and enforceability of this provision.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Mr. John Reynolds

Securities and Exchange Commission

March 3, 2016

Response: The Company has revised its disclosure in Amendment No. 1 to include the requested disclosure.

If the Staff has any further comments regarding Amendment No. 1 or any subsequent amendments to the Company’s information statement on Sch. 14C, please feel free to contact me.

Legal & Compliance, LLC

By:	/s/ Lazarus Rothstein
Lazarus Rothstein, Esq.

cc: Joesph Marchal /Star Mountain Resources, Inc.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832